Exhibit 4.2

DESCRIPTION OF SHARE CAPITAL

The following description of our share capital is not complete and may not contain all the information you should consider before investing in our securities. This description is summarized from, and qualified in its entirety by reference to, our articles of association which have been publicly filed with the SEC.

Share Capital

Under the U.K. Companies Act 2006, as amended, or the Companies Act, we are not required to have an authorized share capital. As of the date hereof, we have an issued share capital of £50,000.01 and $19,383 with such issued share capital comprised of approximately 40,447,538 Class A ordinary shares with a nominal value of $0.000273235 per share, 12,781,964 Class A1 ordinary shares with a nominal value of $0.000273235 per share, 1,795,158 Class B ordinary shares with a nominal value of $0.000273235 per share, 16,057,618 Class B1 ordinary shares with a nominal value of $0.000273235 per share, 50,000 redeemable preference shares with a nominal value of £1.00 per share and 1 ordinary share with a nominal value of £0.01 per share.

As a matter of English company law, the directors of a company may issue new ordinary or preference shares without shareholder approval once authorized to do so by the articles of association of the company or by an ordinary resolution adopted by the shareholders at a general meeting. An ordinary resolution requires over 50% of the votes of a company’s shareholders cast at a general meeting. The authority conferred can be granted for a maximum period of five years, at which point it must be renewed by the shareholders of the company by an ordinary resolution.

Because of this requirement of English law, our articles of association authorize, subject to the requirements of the Nasdaq Global Select Market, our board of directors to issue new ordinary or preferred shares (up to a maximum of ten percent (10%) of the issued share capital of the Company) without shareholder approval for a period of 15 months from the date of adoption of the articles of association. Subsequent authority to issue new ordinary or preference shares can be given by the shareholders of the Company by an ordinary resolution from time to time, with such authority capable of applying in respect of any period specified in such resolution up to a maximum of five years.

Ordinary Shares

We have four classes of shares: Class A, Class B, Class A1 and Class B1. Class A and Class B ordinary shares are voting ordinary shares, or together the voting ordinary shares, and Class A1 and Class B1 are non-voting ordinary shares. Except as described below with respect to voting rights, conversion, and transferability, each ordinary share has the same rights and powers of, ranks equally to, shares ratably with and is identical in all respects and as to all matters with, each other ordinary share. In the event of our liquidation, dissolution or winding up, the holders of our ordinary shares are entitled to share equally and ratably in our assets, if any, remaining after the payment of all of our debts and liabilities, subject to any liquidation preference on any issued and outstanding preferred shares. None of our ordinary shares have redemption or sinking fund rights.

Each holder of Class B ordinary shares may convert any portion of its Class B ordinary shares into Class A ordinary shares or Class B1 ordinary shares at any time with advance notice to us. In addition, each Class B ordinary share automatically converts into one Class A ordinary share upon transfer, except for transfers to or between affiliated holders. Our Class B ordinary shares also have greater voting power than our Class A ordinary shares, as described in “Voting Rights.”

Each holder of Class A1 ordinary shares may elect to convert any portion of its non-voting Class A1 ordinary shares into voting Class A ordinary shares at any time with advance notice to us, unless, immediately prior to or following such conversion, the holder and its affiliates beneficially own or would beneficially own more than 4.99% of the issued and outstanding Class A ordinary shares or any other class of equity security (other than an exempted security) that is registered pursuant to Section 12 of the Exchange Act. A holder of Class A1 ordinary shares may increase, decrease or waive this limitation on ownership by providing us with 61-days’ notice.

Each holder of Class B1 ordinary shares may elect to convert any portion of its non-voting Class B1 ordinary shares into voting Class A ordinary shares or voting Class B ordinary shares at any time with advance notice to us, unless, immediately prior to or following such conversion, the holder and its affiliates beneficially own or would beneficially own more than 4.99% of the issued and outstanding Class A ordinary shares or any other class of equity security (other than an exempted security) that is registered pursuant to Section 12 of the Exchange Act. A holder of Class B1 ordinary shares may increase, decrease or waive this limitation on ownership by providing us with 61-days’ notice. In addition, each Class B1 ordinary share automatically converts into one Class A ordinary share upon transfer, except for transfers to or between affiliated holders.

Preferred Shares

Under English law and our articles of association, our board of directors may issue preferred shares in one or more series once authorized to do so in the articles of association or by an ordinary shareholder resolution. Our board of directors has the discretion under our articles of association to determine the rights, preferences, privileges and restrictions, including voting rights, dividend rights, conversion rights, redemption privileges and liquidation preferences, of each series of preferred shares, without any further shareholder approval. The rights with respect to a series of preferred shares may be greater than the rights attached to our ordinary shares. It is not possible to state the actual effect of the issuance of any preferred shares on the rights of holders of our ordinary shares until our board of directors determines the specific rights attached to those preferred shares. The effect of issuing preferred shares could include, among other things, one or more of the following:

•	restricting dividends in respect of our ordinary shares;

•	diluting the voting power of our ordinary shares or providing that holders of preferred shares have the right to vote on matters as a class;

•	impairing the liquidation rights of our ordinary shares; or

•	delaying or preventing a change of control of us.

Voting Rights

Unless a different majority is required by English law or by our articles of association, resolutions to be approved by holders of voting ordinary shares require approval by a simple majority of votes cast at a meeting at which a quorum is present. Holders of our voting ordinary shares vote together as a single class on all matters presented to the shareholders for their vote or approval, including the election of directors. Any individual who is a shareholder and who is present and entitled to vote at a meeting may vote in person, as may any corporate shareholder that is represented by a duly authorized representative at a meeting of shareholders. Our articles of association also permit attendance at general meetings by proxy, provided the instrument appointing the proxy is in the form specified in our articles of association or such other form as the board of directors may determine.

Each Class A ordinary share is entitled to one vote per share and each Class B ordinary share is entitled to ten votes per share. Each Class A1 ordinary share, Class B1 ordinary share and redeemable preference share is non-voting. Our articles of association generally provide that holders of our voting ordinary shares are entitled to vote, on a non-cumulative basis, at all annual general and special general meetings of shareholders with respect to matters on which voting ordinary shares are eligible to vote.

Dividend Rights

Under English law and our articles of association, dividends and distributions may only be made from distributable reserves. Distributable reserves, broadly, means our accumulated realized profits less our accumulated realized losses. In addition, no distribution or dividend may be made unless our net assets are equal to, or in excess of, our aggregate called up share capital plus undistributable reserves and the distribution does not reduce our net assets below such aggregate. Undistributable reserves include the share premium account, the capital redemption reserve fund and the amount by which our accumulated unrealized profits, so far as not previously utilized by any capitalization, exceed our accumulated unrealized losses, so far as not previously written off in a reduction or reorganization of capital. Under our articles of association, each Class A ordinary share, Class B ordinary share, Class A1 ordinary share and Class B1 ordinary share is entitled to dividends if, as and when dividends are declared by our board of directors, subject to any preferred dividend right of the holders of any preferred shares. There are no restrictions on our ability to transfer funds (other than funds denominated in British pounds) in and out of the U.K. or to pay dividends to U.S. residents who are holders of our ordinary shares.

Our articles of association provide that any dividend or other monies payable in respect of any shares that remain unclaimed for 12 years from the date when such monies became due for payment shall be forfeited and shall revert to us. In addition, we are entitled to cease sending dividend warrants and checks by post or otherwise to a shareholder if such instruments have been returned undelivered to, or left uncashed by, such shareholder on at least two consecutive occasions or, following one such occasion, reasonable enquires have failed to establish the shareholder’s new address. This entitlement ceases if the shareholder claims a dividend or cashes a dividend check or a warrant.

Preemptive Rights

There are no contractual rights of pre-emption under our articles in respect of share transfers by shareholders or the allotment of shares in the capital of the Company. In certain circumstances, our shareholders may have statutory pre-emption rights under the Companies Act in respect of the allotment of new shares in our Company. These statutory pre-emption rights, when applicable, would require us to offer new shares for allotment to our existing shareholders on a pro rata basis before alloting them to other persons. In such circumstances, the procedure for the exercise of such statutory pre-emption rights would be set out in the documentation by which such shares would be offered to our shareholders. These statutory pre-emption rights may be disapplied by a special resolution passed by our shareholders in a general meeting (which requires 75% or more of the votes of a company’s shareholders cast at a general meeting) in accordance with the provisions of the Companies Act or under our articles of association. Such authority can only be granted, from time to time, for a specified period (not longer than five years).

Because of this requirement of English law, our articles of association waive the statutory pre-emption rights in relation to new ordinary or preferred shares issued by the board of directors (up to a maximum of ten percent (10%) of the issued share capital of the Company) for a period of 15 months from the date of adoption of the articles of association. Subsequent issuances of new ordinary or preference shares will be subject to statutory pre-emption rights unless a special resolution is passed, or the articles of association are amended, to waive these rights.

Variation of Rights

If at any time we have more than one class of shares, the rights attaching to any class, unless otherwise provided for by the terms of issue of the relevant class, may be varied either: (i) with the consent in writing of the holders of three-fourths in nominal value of the issued shares of that class (excluding any shares of that class held as treasury shares); or (ii) with the sanction of a resolution passed by a majority of the votes cast at a general meeting of the relevant class of shareholders at which a quorum consisting of at least two persons holding or representing one-third of the issued shares of the relevant class is present. Our articles of association specify that the creation or issue of shares ranking equally with existing shares or the purchase or redemption by us of our shares will not, unless expressly provided by the terms of issue of existing shares, vary the rights attached to existing shares. In addition, the creation or issue of preferred shares ranking prior to ordinary shares will not be deemed to vary the rights attached to ordinary shares or, subject to the terms of any other series of preferred shares, to vary the rights attached to any other series of preferred shares.

Transfer of Shares

Our board of directors may in its absolute discretion and without assigning any reason refuse to register the transfer of a share that it is not fully paid. The board of directors may also refuse to recognize an instrument of transfer of a share unless it is accompanied by the relevant share certificate and such other evidence of the transferor’s right to make the transfer as the board of directors shall reasonably require. Subject to these restrictions and the automatic conversion upon the transfer of Class B and B1 ordinary shares to non-affiliated holders described above, a holder of ordinary shares may transfer the title to all or any of such holder’s ordinary shares by completing a form of transfer in the form set out in our articles of association (or as near thereto as circumstances admit) or in such other ordinary form as the board of directors may accept. The instrument of transfer must be signed by the transferor and transferee, although in the case of a fully-paid share the board of directors may accept the instrument signed only by the transferor.

Meetings of Shareholders

Under the Companies Act, a company is required to convene at least one general meeting of shareholders each calendar year and within six months following the end of its financial year.

The Companies Act provides that a general meeting of shareholders may be called by the board of directors of a company and must be called upon the request of shareholders holding not less than 5% of the paid-up capital of the company carrying the right to vote at general meetings or on request of a company’s auditors. The Companies Act also requires that shareholders be given at least 21 clear days’ notice in writing of an annual general meeting to approve a special resolution and 14 clear days’ notice in writing for any other general meeting, but the accidental omission to give notice to any person does not invalidate the proceedings at a meeting. This notice requirement is subject to the ability to hold such meetings on shorter notice if such notice is agreed: (i) in the case of an annual general meeting by all of the shareholders entitled to attend and vote at such meeting; or (ii) in the case of a special general meeting by a majority in number of the shareholders entitled to attend and vote at the meeting holding not less than 95% in nominal value of the shares entitled to vote at such meeting. The quorum required for a general meeting of shareholders is two or more persons present throughout the meeting and representing in person or by proxy one-third of the voting rights of the issued shares of the class entitled to vote.

Access to Books and Records and Dissemination of Information

Under English law, shareholders have the right to: (1) receive a copy of our articles of association and any act of the U.K. Government which alters our memorandum of association; (2) inspect and obtain copies of the minutes of our general meetings and resolutions; (3) inspect and receive a copy of our register of shareholders, register of directors and secretaries, register of directors’ interests and other statutory registers maintained by us; (4) receive copies of balance sheets and directors’ and auditors’ reports which have previously been sent to shareholders prior to an annual general meeting; and (5) receive balance sheets of a subsidiary company of us which have previously been sent to shareholders prior to an annual general meeting during the preceding ten years. Our auditors will also have the right to inspect all of our books, records and vouchers. The auditors’ report must be circulated to our shareholders with our U.K. Financial Statements 21 days before the annual general meeting and must be read to the shareholders at our annual general meeting.

Election and Removal of Directors

Our articles of association provide that our board of directors shall consist of not less than four members and not more than such number of directors as the board of directors determine. Our board of directors is divided into three classes that are, as nearly as possible, of equal size. Each class of directors is elected for a three-year term of office, but the terms are staggered so that the term of only one class of directors expires at each annual general meeting. At each succeeding annual general meeting, successors to the class of directors whose term expires at the annual general meeting will be elected for a three-year term.

A shareholder holding any percentage of the ordinary shares in issue may propose for election as a director someone who is not an existing director or is not proposed by our board of directors. Where a director is to be elected at an annual general meeting, notice of any such proposal for election must be given not less than 90 days nor more than 120 days before the anniversary of the last annual general meeting prior to the giving of the notice or, in the event the annual general meeting is called for a date that is not less than 30 days before or after such anniversary the notice must be given not later than ten days following the earlier of the date on which notice of the annual general meeting was posted to shareholders or the date on which public disclosure of the date of the annual general meeting was made. The Companies Act provides that shareholders holding not less than 5% of the paid up share capital of the Company carrying voting rights may call a general meeting for the purpose of considering director nominations.

In accordance with the Companies Act and the terms of our articles of association, our directors may be removed from office before the expiration of his or her term by an ordinary resolution of shareholders. Any vacancy on our board, including a vacancy resulting from an enlargement of our board or from removal for cause not filled by the shareholders at the time, may be filled only by vote of a majority of our directors then in office.

Amendment of Articles of Association

English law provides that the articles of association of a company may be amended by the passing of a special resolution (which requires 75% or more of the votes of a company’s shareholders cast at a general meeting).

Certain Corporate Anti-Takeover Provisions

Certain provisions in our articles of association may be deemed to have an anti-takeover effect and may delay, deter or prevent a tender offer or takeover attempt that a shareholder might consider to be in its best interests, including attempts that might result in a premium being paid over the market price for our Class A ordinary shares. These provisions are also designed, in part, to encourage persons seeking to acquire control of us to first negotiate with our board of directors.

Preferred Shares

Pursuant to our articles of association, preferred shares may be issued from time to time (once authorized in the articles of association or by an ordinary shareholder resolution), and the board of directors is authorized to determine the rights, preferences, powers, qualifications, limitations and restrictions.

Multi-Class Ordinary Share Structure

Since our Class B ordinary shares have 10 times the voting power of our Class A ordinary shares, holders of our Class B ordinary shares may be able to significantly influence the outcome of matters requiring shareholder approval. In addition, our non-voting Class A1 ordinary shares are convertible into our voting Class A ordinary shares and our Class B1 ordinary shares are convertible into our voting Class B or Class A ordinary shares. Conversion of these non-voting ordinary shares could result in the holders of our Class A1 and Class B1 ordinary shares being able to significantly influence the outcome of matters requiring shareholder approval. Our Class B, Class B1 and Class A1 ordinary shares are primarily held by our executive officers and other members of our senior management and by shareholders affiliated with members of our board of directors.

Classified Board

In accordance with the terms of our articles of association, our board of directors is divided into three classes, Class I, Class II and Class III, with members of each class serving staggered three-year terms. Our articles of association further provide that the authorized number of directors may be changed only by resolution of the board of directors. Any additional directorships resulting from an increase in the number of directors will be distributed among the three classes so that, as nearly as possible, each class will consist of one-third of the directors. Our classified board of directors could have the effect of delaying or discouraging an acquisition of us or a change in our management.

Removal of Directors

In accordance with the Companies Act and the terms of our articles of association, our directors may be removed from office before the expiration of his or her term by an ordinary resolution of shareholders. Any vacancy on our board, including a vacancy resulting from an enlargement of our board or from removal for cause not filled by the shareholders at the time, may be filled only by vote of a majority of our directors then in office.

Advance Notice Requirements for Shareholder Proposals and Director Nominations

Our articles of association provide that shareholders seeking to nominate candidates for election as directors or to bring business before an annual meeting of shareholders must provide timely notice of their proposal. Generally, to be timely, a shareholder’s notice must be received at our principal executive offices not less than 90 days or more than 120 days prior to the first anniversary date of the last annual general meeting. Our articles of association also specify requirements as to the form and content of a shareholder’s notice. These provisions may impede shareholders’ ability to bring matters before an annual meeting of shareholders or make nominations for directors at an annual meeting of shareholders.

U.K. Stamp Taxes

The following is a general summary of certain U.K. stamp tax considerations applicable to the holding of our ordinary shares. It is based on existing U.K. law and practices in effect on the date of this proxy statement. Legislative, administrative or judicial changes may modify the stamp tax consequences described below.

The statements do not constitute tax advice and are intended only as a general guide. This summary is not exhaustive and shareholders should consult their own tax advisers as to the stamp and other tax consequences in the U.K., or other relevant jurisdictions, of the acquisition, ownership and disposition of our ordinary shares.

Shares held outside of the Depository Trust Company (“DTC”)—Transfers

The transfer on sale of ordinary shares (outside the facilities of a clearance service such as DTC) by a written instrument of transfer will generally be liable to U.K. stamp duty at the rate of 0.5% (rounded to the nearest £5) of the amount or value of the consideration for the transfer. Where the shares are transferred to a connected company and either the shares transferred are listed or shares are issued as consideration, the consideration will be taken to be not less than the value of the shares being transferred. The purchaser normally pays the stamp duty. An agreement to transfer our ordinary shares (outside the facilities of a clearance service such as DTC) will generally give rise to a liability on the purchaser to stamp duty reserve tax (“SDRT”) at the rate of 0.5% of the amount or value of the consideration. Where the agreement is to transfer ordinary shares to a connected company and either the shares to be transferred are listed or shares are issued as consideration, the consideration will be taken to be not less than the value of the shares being transferred. However, where an instrument of transfer is executed pursuant to that agreement and is duly stamped before the expiry of a period of six years beginning with the date of that agreement, (i) any SDRT that has not been paid ceases to be payable, and (ii) any SDRT that has been paid may be recovered from HMRC, generally with interest.

Where our ordinary shares are transferred to a depositary receipt issuer or clearance service, a 1.5% charge to stamp duty and/or SDRT may arise and advice should be taken, but see below in respect of transfers into DTC.

Shares Transferred into DTC

Shares held outside of DTC are not typically permitted by DTC to be transferred into DTC directly. We therefore expect to put in place arrangements such that prior to being transferred (or transferred back) into the DTC clearance system, our ordinary shares must be transferred to a depositary or depositary nominee (if not already so held). Before effecting the transfer of the ordinary shares to the relevant depositary nominee (as nominee for the relevant depositary), for onward transfer into the DTC clearance system, the transferor will be required to provide our transfer agent with the funds necessary to settle any stamp duty (and/or SDRT) in respect of such transfer of ordinary shares, which would generally be charged at the rate of 1.5% of the value of the ordinary shares. Once our transfer agent has been provided with the necessary funds, all stamp tax obligations have been complied with by the relevant transferor and/or the depositary or relevant depositary nominee and the transfer of the ordinary shares from the transferor to the relevant depositary nominee (as nominee for the relevant depositary) has been effected, the relevant depositary will then issue depositary receipts in respect of the ordinary shares on a one for one basis. On instruction by, or on behalf of, the relevant transferor, the relevant depositary will then cancel the depositary receipts representing the ordinary shares and instruct the relevant depositary nominee to transfer the ordinary shares into the DTC clearance system. An exemption from stamp duty generally applies to such inter-system transfers.

Shares Issued into DTC or a Depositary Receipt System

The 1.5% charge on transfer into DTC or to a depositary or depositary nominee which issues depositary receipts representing ordinary shares does not apply to shares which are issued directly into DTC or to such depositary or depositary nominee; the issue of shares is not generally subject to U.K. stamp duty or SDRT. An exemption from stamp duty generally applies to transfers of depositary receipts representing ordinary shares held within a depositary receipt system.

Share Held within DTC—Transfers

Transfers of interests in ordinary shares by way of book entry interests in ordinary shares within a clearance service should not attract a charge to stamp duty or SDRT in the U.K., provided that (in the case of stamp duty) there is no written instrument of transfer and, in the case of a transfer within a clearance service, no election is, or has been, made by the clearance service under section 97A Finance Act 1986. Transfers of book-entry interests in ordinary shares within a clearance service where an election has been made by the clearance service under section 97A Finance Act 1986 will generally be subject to SDRT (rather than stamp duty) at a rate of 0.5% of the amount or value of the consideration. We understand that HMRC regards DTC as a clearance service for these purposes and that no election under section 97A Finance Act 1986 has been made by DTC.

Registrar and Transfer Agent

A register of holders of the Class A ordinary shares is maintained by Computershare Trust Company, N.A., which also serves as transfer agent. The transfer agent’s address is 150 Royall Street, Canton, Massachusetts 02021.